UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, November 19, 2013.

Mr. Fernando Coloma C. Superintendent
Superintendent of Securities and Insurance

Avda. Lib. Bernardo O'Higgins N°1449

Santiago

ESSENTIAL FACT

Dear Mr. Coloma,

The Directors of Sociedad Química y Minera de Chile S.A. (SQM), who met in an Ordinary Board of Director Meeting today, unanimously agreed to pay and distribute a provisional dividend referred to in the current “SQM’s 2013 Dividend Policy " which was reported to the SQM Annual General Shareholders Meeting held on April 25th of this year. Therefore, SQM shall pay and distribute, as of December 12, 2013, a provisional dividend of US$ 0.75609 per share, which is approximately equivalent to the total amount of US$ 199 million and, the latter, to 49.9% of the distributable net income of the fiscal year 2013, accumulated to date at September 30 of this year. This shall be charged against the net income of said fiscal year, in favor of the Shareholders who appear in SQM’s Registry of Shareholders on the fifth business day prior to December 12, 2013, and in its equivalent in national currency (Chilean pesos) according to the value of the "Observed Dollar" or "United States of America Dollar" as published in the Official Gazette on December 6, 2013.

We hereby notify the above as an essential fact and by the virtue of the provisions of this effect in Articles 9 and 10, second paragraph, of Law 18,045, and also in accordance with that provided in “SQM’s 2013 Dividend Policy " and Bulletins N°660 and N°687 and the General Rule N° 30 of the Superintendence of Securities and Insurance.

We remain at your disposal to clarify any additional aspect that you consider relevant in regard to the above.

Sincerely yours,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: November 20, 2013	By:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
CFO and Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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